UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 1, 2026

Commission File Number 000-56699

THE ROYALAND COMPANY LTD.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Sale and Purchase Agreement

On May 27, 2026, The RoyaLand Holdings Ltd., a public limited company incorporated in Bermuda (the “Company”), entered into a sale and purchase agreement (the “Agreement”) with CRH Royalty, S.r.l., an Italian limited liability company (“CRH”), which is 24% owned by the Company’s Chief Executive Officer and Director, Price Emanuele Filiberto di Savoia, for the acquisition of 90% of the Italian Serie D football club named Savoia 1908 Football Club, S.r.l. (the “Club”), by the Company. After a successful 2025-2026 season finishing in first place in its division, the Club is eligible and has applied to move to Serie C.

Pursuant to the Agreement, the Company paid five million of its Class B Common Shares, par value $0.0002 per share (“Class B Shares”) to CRH and two million of its Class B Shares to the Club. In exchange, the Company received 90% of the Club’s share capital and CRH will continue to hold 10%. In connection with the Agreement, the Company and CRH entered into a shareholder agreement which will govern their relationship as owners of the Club as well as a lockup agreement with respect tot the five million Class B Shares paid to CRH.

The Agreement contains customary covenants including those as to due diligence, confidentiality, and representations and warranties of the Company and CRH and the Club.

The Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Agreement is qualified in its entirety by reference to such exhibit.

Issuance of Press Release

On June 1, 2026, the Company issued a press release announcing the Agreement. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Sale and Purchase and Investment Agreement, dated May 27, 2027, by and between The RoyaLand Company Ltd. and CRH Royalty S.r.l.
99.1	Press Release Dated June 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The RoyaLand Company Ltd.

Date: June 1, 2026	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer

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